Filed by Juniper Networks, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: NetScreen Technologies, Inc.
Commission File No.: 000-33387

The following email message from Scott Krieus, Chief Executive Officer of Juniper Networks, Inc. was distributed to Juniper Networks employees on February 9, 2004:

Juniperites,

     I am extremely excited to report to you that we have announced the signing of an agreement to acquire NetScreen Technologies this morning, in a transaction valued at over $4 billion! We have fundamentally changed the game in the networking industry today, and permanently enhanced our position in the market we are driving.

     The number one issue our customers have brought to Juniper is that we must deliver best in class security as a key element in our networking solutions. The number one requirement that NetScreen customers have is that they must deliver networking capabilities as a critical element within their security solutions. Today both companies are responding with the industry’s most powerful combination of talent and technology, and both companies serve the same priorities — mission critical networks. Networks that need the highest levels of reliability, security, performance, and intelligence, to deliver the unique requirements of each user across a unified infrastructure. Both companies have excelled at building solutions and successfully delivering those solutions to market. Both companies have consistently led their fields and continue to do so. Both companies have mastered the ability to deliver comprehensive solutions to complex fast moving problems, where those problems and opportunities are strategic to our customers.

     We are again at a key juncture in the history of Juniper Networks, and a key transition point in the evolution of our industry. It is time to lead. We have worked very hard to achieve the position of strength we now hold, and it is time to again show the leadership and the vision to take the industry, and our customers, to the next level. We have done this once with high performance routing, again with broadband services, and we will do it again with the addition of NetScreen, and the best security portfolio of products and people in the industry.

     We will be working on specific integration plans and organizational structure over the next few weeks, and will keep you updated with our progress on a regular basis. While the integration of an acquisition of this scale is always a challenge, I am confident that we will be successful. Details can only now be planned, as we do not have the opportunity until after announcing an acquisition of this type to work closely with the management teams of the two companies. However, this is a strategic move, one taken in a growing market, for purposes of accelerating our position. Our goal here is not cost savings, but improved time-to-market, and enhanced competitive position. We have proven that we can successfully integrate across the country; this combination will allow for growth and integration across the street. (For those of you reading this remotely, NetScreen is about 1/2 mile from Juniper HQ in Sunnyvale).

     This transaction still needs regulatory and shareholder approvals and so we don’t expect it to close until sometime in Q2. In the mean time we need to maintain our laser focus on our existing business and ensure we continue to meet and exceed the goals we have set for ourselves.

     We will be meeting in the Junos Cafe in Sunnyvale this morning at 9:30AM California time, and we will web cast to remote offices as well. As always please email me any questions that you have and we will address them at the meeting, or I will respond by mail directly.

     Thanks,

     Scott

Additional Information And Where To Find It

Juniper Networks, Inc. and NetScreen Technologies, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Juniper Networks and NetScreen Technologies. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by NetScreen Technologies by contacting NetScreen Technologies Investor Relations at 408-543-2100.

Juniper Networks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Juniper Networks and NetScreen Technologies in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus of Juniper Networks and NetScreen Technologies described above. Additional information regarding the directors and executive officers of Juniper Networks is also included in Juniper Networks’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on March 28, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000.

NetScreen Technologies and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of NetScreen Technologies and Juniper Networks in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus of Juniper Networks and NetScreen Technologies described above. Additional information regarding these directors and executive officers is also included in NetScreen Technologies proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 28, 2004. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from NetScreen Technologies by contacting NetScreen Technologies Investor Relations at 408-543-2100.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws including, without limitation, statements regarding the following: the merger transaction and the benefits and synergies of the merger; the timing of the closing of the transaction; market position, leadership and growth; products and technologies; integration of the two companies; and goals of the transaction. These forward-looking statements are subject to risks and uncertainties as well as assumptions that could cause the actual results of Juniper Networks to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the following: the approval of the transaction by the stockholders of Juniper Networks and NetScreen Technologies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; the successful and timely integration of NetScreen Technologies operations, technologies and employees with those of Juniper Networks; the ability to realize the anticipated benefits or synergies of the transaction in a timely manner or at all; fluctuations in the demand for the products of the combined company; possible development or marketing delays relating to product offerings of the combined company; the introduction of new products or technologies by competitors; and the ability of the combined company to achieve expected operating and financial results. A detailed discussion of other risks and uncertainties that could cause actual results or events to differ materially from such forward-looking statements is included Juniper Networks’ and NetScreen Technologies’ most recent filings with the Securities and Exchange Commission. Juniper Networks undertakes no obligation and does not intend to update these forward-looking statements.